Exhibit 10.34a

**FIRST AMENDMENT TO THE
O'SULLIVAN INDUSTRIES HOLDINGS, INC.
SAVINGS AND PROFIT SHARING PLAN
(July 1, 1997 Restatement)**

This Amendment is made by O'Sullivan Industries Holdings, Inc., a Delaware corporation (the "Employer").

WHEREAS, the Employer sponsors the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan (the "Plan"); and

WHEREAS, pursuant to the terms of the Plan, the Employer reserved the right to amend the Plan from time to time in its discretion; and

WHEREAS, the Plan was most recently amended and restated in its entirety generally effective as of July 1, 1997; and

WHEREAS, the Internal Revenue Service has requested as part of the determination letter application for the Plan that certain sections of the Plan be clarified;

NOW, THEREFORE, the Plan is amended as follows effective as of July 1, 1997 except as otherwise set forth herein:

A.   Section 2.20 is amended by deleting the last two sentences of the last paragraph thereunder.

B.   The first sentence of Section 10.03(f) is amended in its entirety to read as follows:

"Notwithstanding the other provisions of this Section 10.03, if the amount of any benefit payable or distributable hereunder is no more than the applicable dollar amount set forth in Code Section 411(a)(11) (i.e., $3,500 for Plan Years beginning before August 5, 1997; or $5,000 for Plan Years beginning after August 5, 1997), then such benefit shall be payable in a single lump sum and the Distribution Date shall be as soon as practical but not later than the date which is 60 days following the end of the Plan year in which termination of employment occurs (or such later date as may be described or provided for in Section 10.05); provided such date would be earlier than the Distribution Date provided in subsection (b) above."

C.   Item (ii) of Section 11.05(a) is clarified by deleting the reference to "Sections 401(a)(4) and 410" thereunder and inserting "Sections 401(a)(4) or 410" in lieu thereof.

D.   The second paragraph of Section 12.02 shall be amended in its entirety to read as follows:

"For purposes of this Article, a Participant's "Limitation Compensation" shall mean his earned income, wages, salaries, fees for professional services, commissions paid to salesmen, compensation based on a percentage of profits, bonuses, fringe benefits, reimbursements or other expense allowances under a nonaccountable plan (as described in Treas. Reg. Section 1.62-2(c)) and other amounts received for personal services actually rendered in the course of employment with the Employer. For Limitation Years beginning after December 31, 1997, "Limitation Compensation" shall include all elective contributions that are made by the Employer on behalf of the Employee that are not includible in gross income under Sections 125, 402(g)(3), 403(b), 457 and for Limitation Years beginning on or after January 1, 2001, Section 132(f)(4) of the Code. "Limitation Compensation" shall exclude the following:"

E.   In all other respects, the Plan shall remain in effect.

* * * * * *

<u>SIGNATURE PAGE</u>

       IN WITNESS WHEREOF, the Employer has executed this Amendment as of this 29th day of October, 2002.

                    O'SULLIVAN INDUSTRIES HOLDINGS, INC.

                    By   /s/ Richard D. Davidson
                           Richard D. Davidson
                           President and Chief Executive Officer

Attest:

/s/ Rowland H. Geddie, III
Rowland H. Geddie, III
Vice President, General Counsel
and Secretary